SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/16/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,129,612

8. SHARED VOTING POWER
295,702

9. SOLE DISPOSITIVE POWER
1,425,514
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,425,514
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
Letter sent to the issuer. See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,425,514 shares of IFT or 6.72% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 4/4/12 the following shares of IFT were traded:

Buys
Date:		        Shares:		Price:
4/10/12			3,840		2.6000



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 04/17/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A

Opportunity Partners L.P.,
Park 80 West, 250 Pehle Avenue,
Suite 708,  Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097//
pgoldstein@bulldoginvestors.com

April 16, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

Opportunity Partners is a shareholder of Imperial Holdings, Inc. Pursuant to F.S.A. ss 607.1602, we demand to inspect and copy the records specified below on April 24, 2012 or on any mutually agreeable date no later than April 27, 2012. Pursuant to F.S.A. ss 607.1603, please comply with this demand by delivering the requested records to us by mail, email or fax.

The purposes of this demand are (1) to determine the value of our shares,
(2) to determine whether there has been any corporate waste, and (3) to assess the stewardship and performance of the officers and directors in order to permit us to exercise our voting rights as a shareholder in an informed manner.

1.	Invoices and records relating to the total amount of expenses incurred to date in connection with any internal investigations commenced since September 27, 2011.

2.	Minutes of any board or committee meetings in which possible or actual wrongdoing by anyone employed by or connected with Imperial was discussed.

3.	Documents relating to the anticipated total cost of the internal investigations or their anticipated completion date.

4.	Documents relating to the cost of defending the shareholder class action complaints.

5.	Documents relating to Imperial's current cash balance.

We remind you that F.S.A. ss 607.1604(3) provides that if a "court orders inspection or copying of the records demanded, it shall also order the corporation to pay the shareholder's costs, including reasonable attorney's fees, reasonably incurred to obtain the order and enforce its rights under this section unless the corporation, or the officer, director, or agent, as the case may be, proves that it or she or he refused inspection in good faith because it or she or he had a reasonable basis for doubt about the right of the shareholder to inspect or copy the records demanded." Moreover, refusal to comply with our demand, if done in bad faith, would constitute a breach of fiduciary duty. Hopefully, it will not be necessary for us to seek a court order.

Very truly yours,

By: /s/ Phillip Goldstein

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner